56 Prospect Street, Hartford, CT 06103-2818

Northeast Utilities

P.O. Box 270

Hartford, CT 06141-0270

(860) 728-4520

Fax (860) 728-4581

Email:  gregory.butler@nu.com

Gregory B. Butler

Senior Vice President, General Counsel and

Secretary

June 3, 2013

FILED VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:   Responses to the Staff Comment Letter dated May 20, 2013

Northeast Utilities
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 20, 2013
File No. 001-05324

Dear Ms. Ransom:

Northeast Utilities (“NU” or the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 20, 2013.  The Company trusts that the information that is being provided herein will further assist the Staff in fully understanding the disclosure in the Company’s proxy statement.

NU acknowledges that (i) NU is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments and any changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) NU may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

Elements of 2012 Compensation, page 34

2012 Annual Incentive Compensation, page 35

Comment 1:

In future filings, please revise the first paragraph under each of the sections, “Financial Performance Factors Considered by the Committee” on page 36 and “Operational and Merger Effectiveness Performance Factors Considered by the Committee” on page 37, to clarify that (1) the determinations as to whether or not the various factors were achieved were made on a subjective informed decision making basis and that no formula for assessing the performance factors was used, notwithstanding your discussion of objective criteria and target percentages, and (2) that the 200% and 160% pay-out amounts were also  subjective and not tied to any pre-determined level of “outstanding” or “excellent” performance, respectively.

Response 1:

The Company confirms that it will revise the referenced sections in future filings to clarify that (1) the determinations as to whether or not the various factors were achieved were made on a subjective informed decision making basis and that no formula for assessing the performance factors was used, notwithstanding any objective criteria and target percentages used, and (2) that the pay-out amounts (200% and 160% in 2012) were also subjective and not tied to any pre-determined level of “outstanding” or “excellent” performance, respectively.

To the extent that the Company modifies its Annual Incentive Program from that described in the recently filed proxy statement, the Company will continue to incorporate the Staff’s comment and clarify any subjectively determined compensation awards, as applicable.

Individual Performance Factors Considered by the Committee, page 38

Comment 2:

We note your response to comment 4 in our letter dated April 17, 2013, and  your statement that your CEO made an assessment as to executives’ individual performance “without giving a specific weight to any of the performance factors.”  Please clarify how individual performance affects awards to your executives under the Annual Incentive Program.  For example, please clarify, if correct, that in 2012 each of your NEOs was eligible for an award of 180% of target, assuming each contributed to 100% of the financial and operational factors, but each executive’s overall award was adjusted downward or upward depending upon his/her individual performance.

Response 2:

As disclosed on page 35 of the proxy statement, the NEOs were eligible to receive awards under the Annual Incentive Program ranging from 0% to 200% of target, not to exceed 200% of base salary.  In early 2013, the Committee first determined overall corporate performance for 2012, consisting of financial performance and operational/merger effectiveness performance, to be 180% of target.  The Committee made this determination based upon the overall superior performance of the Company and the executive team.  See page 36 of the proxy statement.  The Committee next determined individual NEO awards.  Each NEO award was adjusted upward or downward from NU’s corporate performance (180% of target for 2012) depending upon the extent to which the Committee, utilizing informed subjectivity, determined that each NEO contributed to both financial performance and operational/merger effectiveness performance.  For 2012, the Committee approved awards for the NEOs under the Annual Incentive Program at levels that ranged from 173% to 185% of target, as disclosed on page 38 of the proxy statement.

*****

The Company trusts that the information provided is fully responsive to the Staff’s comment letters, and further believes that our disclosure is in all material respects in full compliance with the Commission’s regulations.

If you have any questions regarding these responses or require further clarification, please contact Richard J. Morrison, Assistant Secretary, at (617) 424-2111, or the undersigned at (860) 728-4520.

Sincerely,

/S/  GREGORY B. BUTLER

Gregory B. Butler

Senior Vice President,

General Counsel and Secretary

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